RECEIVED
2009 OCT 21 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09047192

FOSTER'S GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"FGL 2009 AGM – Chairman and CEO Addresses"

Released: 21 October 2009

Pages: 12

(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
kerry.macnab@fostersgroup.com or
Ph: +61 3 9633 2072

dlw 10/22

FOSTER'S GROUP

21 October 2009

Foster's Group Limited 2009 Annual General Meeting

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Brisbane, commencing at 10:30am (11:30am AEDT).

Attached is a copy of the Address delivered by the Chairman, David Crawford and the Address delivered by the CEO, Ian Johnston.

A live webcast of the Annual General Meeting can be viewed at www.fostersgroup.com. An archive of proceedings will also be available from the Foster's website.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466

FOSTER'S GROUP

Foster's Group Limited 2009 Annual General Meeting

Chairman's Address
David Crawford

The Annual Report incorporating the 2009 financial accounts was sent to all shareholders in mid September.

The Report describes a company that is undergoing a major transformation to create solid business foundations and build improved performance.

I don't intend to cover the Report in detail, but will make a few opening comments and then introduce Chief Executive Officer, Ian Johnston, to provide an overview of our business.

The Board oversaw a comprehensive review of our global wine business, completed in February this year. As part of the Review, the Foster's Board considered the full range of ownership, organisational and operational options. In light of the operational opportunities available to improve performance, we came to the conclusion that shareholder value will be maximised by retaining the wine business.

Under the leadership of Ian Johnston, we are modifying our strategy and dramatically changing how we operate the wine business. We have appointed new leadership, created a dedicated wine salesforce in Australia and integrated viticulture and winemaking with marketing and sales to create end-to-end regional business units.

Overhead, procurement and manufacturing efficiency programs are underway to aggressively reduce costs and we are reshaping our brand portfolio to focus on attractive segments.

This is occurring in one of the toughest periods in memory for the Australian wine sector. Significant oversupply is driving a shift to low priced wines including cleanskin and 'private label' competitors, encouraged in part by concessionary tax and excise arrangements.

I'd like to reassure you that your Board and management team are focussed on driving improved returns from our significant wine investments, and I look forward to reporting on progress as the year unfolds.

A major challenge facing the industry is the daily reporting of alcohol misuse in small sections of the community. While most Australians enjoy alcohol in moderation, we share community concerns about those who drink to excess, particularly our young men and women.

For a number of years Foster's has led the development of responsible drinking programs at a company and industry level. We share a responsibility to help the community build a more sensible culture.

In a year of significant global financial upheaval and substantial business change, Foster's has maintained a position of strong financial health. We are well funded, producing solid operating results, with excellent cash flows and higher dividends paid to shareholders.

Most importantly, we have put in place the right leadership team and business strategy and we are creating a new culture to guide this business forward.

With that, I will now hand over to Chief Executive Officer, Ian Johnston, to report on our business performance.

Chief Executive Officer's Address
Ian Johnston

It's just over twelve months since I took up the Chief Executive role, and the business environment over that time has not been easy. But we are building a stronger, more focussed business with a refreshed management team, and a new organisational structure and culture.

We are seeking to develop capability, drive efficiency and put in place the fundamentals to enable profitable growth.

From a shareholder perspective, I acknowledge that this change is not yet fully evident in the share price, nonetheless since July 2008, Foster's share price has outperformed both the ASX 200 index and Lion Nathan up to the time of its takeover offer.

2009 business performance

The resilience of our business was evidenced over the 2009 financial year with Foster's being one of the minority of companies which delivered growth in sales, profit, cash flow and dividend. Net sales revenue was up just under 3%. Cash flow after dividends was just under $310 million with earnings per share, on a before significant items and SGARA basis, rising 4.6%.

It's worth noting that dividends have risen each year for the last decade, more than doubling since 1999. And Foster's dividends have the benefit of being fully franked. To give you a sense of comparison with other investment options, a fully franked dividend yield of 4.9%, equates to a pre tax payment of 7.0%.

Australia, Asia and the Pacific

Our beer, cider and spirits business in Australia, Asia and the Pacific was the major contributor in the past year, delivering good earnings growth from well-managed brands.

Beer sales in Australia grew 2.3% with net sales revenue growing 5.5%, excluding the volume loss as result of the finalisation of James Boags distribution contract. Adjusting for some negative currency impacts, underlying earnings in beer, cider and spirits increased 9.6% for the 2009 financial year.

Our beer portfolio remains Australia's best – with 7 of the top 10 brands, 3 of the 5 fastest growing and 3 of the 5 largest innovations in the past year. The Carlton stable of beers, which also includes Draught, Dry, Natural Blonde, Fusion lime and the newly launched lemon, has grown to be Australia's second largest selling brand, only marginally behind our own VB.

Other beers such as VB, Pure Blonde, Crown, Cascade, our expanding niche and premium craft beer portfolio and cider range including brands such as Strongbow and Mercury, are also performing well.

The shift to a dedicated sales force for the new Carlton & United Breweries business from July 1 promises further upside potential on an already strong result.

International Wine

The story for wine was a little more subdued with global sales heavily affected by challenging global financial conditions. In some offshore markets growth has slowed, and in others volumes contracted during the 2009 financial year.

The trend for consumers to eat out less and 'trade down' to cheaper wines was a negative for our business which is skewed toward higher margin premium bottled wine. We also saw many retailers and distributors lowering their inventory levels to reduce working capital - particularly in the Americas and Europe.

Our investment in brands and an increased consumer focus amongst our sales teams means we remain the lead company in the majority of our retail off premise markets; that is outlets like grocery, liquor and bottle shops. Core portfolio brands such as Penfolds, Beringer, Wolf Blass and Lindemans and innovations such as the expanding Yellowglen range, Beringer California Collection, the lightly sparkling Rosemount O and Lindemans Early Harvest are performing well and expanding our reach into new segments.

In the UK, for example, Foster's is not only a strong leader in the Australian category, but our share growth in the last year took us to No.2 supplier in the overall market.

Our Australian wine business, while holding up well in difficult economic times, is increasingly impacted by the structural grape and wine surplus which in large part is prompted by what we see as unsustainable tax incentives – resulting in heavy discounting and the expansion of low cost cleanskin and private label wines.

As with CUB, the wine business is operating as a fully integrated unit and we have rebuilt our sales force strength. This is an emerging competitive advantage and if we look at our products, there has never been a question over our winemaking – we have outstanding wine capability and our consistent performance in international wine judgings, wine shows and wine ratings is testament to this.

And just to confirm, in 2009 our wine business remained profitable and continued to generate strong cash flows.

Wine Review and Strategic Agenda

As David discussed earlier, we completed a comprehensive review of our wine business and operating structure during the 2009 financial year, and we have made significant progress in implementing the outcomes. We took a write down of $287.2 million after tax against our 2009 financial year earnings to fund the program to set up the business structure needed for the future. This cost was in line with what we indicated at the time of the wine review announcement.

This slide you see on the screens provides a snap shot of the initiatives completed, and those currently underway.

On viticulture assets, we have agreed the sale of 12 vineyards totalling around a quarter of our planned program and completed deletion, sales or marketing agreements for our tail wine brands identified as part of the review.

Our sales force was successfully split into a wine and a beer, cider and spirits teams from June 30 and we have appointed new leadership to run 3 of the 4 main businesses. Together, Peter Jackson and with the newly appointed Stephen Brauer, David Dearie, and Alex Stevens represent a new team of regional Managing Directors taking direct responsibility for the end to end businesses in their markets – with the processes of brewing, and distilling and winemaking, now integrated with their respective marketing and sales teams in all markets.

The quality of the new leadership team is outstanding and provides the platform to implement the strategies we have identified and to drive the high performance we expect in each of our markets.

Our reason for being is simple - to make and sell products – and in the past year we have begun to change so it is becoming easier to do business with – and within – our company. One benefit is that we are on-track to deliver $100 million of cost savings in the 2011 financial year.

We are also embedding the behaviours necessary to deliver a high performance culture and I'm pleased with the commitment already evident as we embed our 3A's – Accountability, Adaptability, and Aggressiveness. Realistically it will take time to fully transform the company to be customer focused, accountable and innovative; but this is our goal.

Outlook and priorities

Looking ahead to the 2010 financial year, there are some clear challenges to meet, and opportunities to grasp.

The rising Australian dollar, up over the 90c level against the weakening US greenback, and over 55p against the pound, present challenges in terms of earnings and competitiveness in export markets - as does increasing competition from cleanskin and private label wines in the Australian market.

From a global perspective, we are addressing head-on the image challenges facing Australian wine and, in particular, the image of core traditional varietals such as chardonnay. We are working hard at building our reputation for outstanding quality and repositioning our portfolio for diversity and *terroir*.

We've also begun a major program behind VB and we have new campaigns for Pure Blonde, Carlton Draught, Carlton Dry and Cascade in the pipeline. And there are more innovations to come, extending consumer favourites and breaking the mould with some new concepts.

Finally, our transformation agenda will continue at pace, continuing the cultural change amongst our people while we aggressively drive efficiency and productivity improvements – delivering the promised $100 million of annual cost savings.

Adjusting for currency, Foster's performance in the first quarter has been in line with expectations. In Australia, beer is continuing to benefit from positive market conditions and earnings momentum remains strong.

In wine, performance in key international markets continues to reflect challenging financial conditions with consumers maintaining their preference for commercial wines and to eat out less. In Australia, the oversupply situation is impacting our commercial wine volume but this is being partially offset by solid performance in more premium price points and overall net sales revenue is only slightly behind the prior year.

Foster's is a very very good business and this management team want to make it a great business. We are all committed to that task.

With that, I'd now like to hand back to the Chairman.

21 October 2009

Chief Executive Officer's Address

FOSTER'S
GROUP

FY 09 RESULT SUMMARY

Volume	-2.0%	Net sales revenue	+2.7%
EBITS	+2.3%	EBITS margin	25.9%
Net profit[1]	+4.0%	Earnings per share[1]	+4.6%
Cash flow after dividends	$308.9m	Final dividend per share	15.25 cents

Unless otherwise stated, all figures are continuing business before significant items and SGARA

1. Continuing and discontinued business before significant items and SGARA

FOSTER'S GROUP

INVESTING FOR GROWTH
AUSTRALIA BEER

Building sales capability and investing in our brands

Volume	Net Sales*	Net Sales/Case*
+2.3%	+5.5%	+3.0%

*Excludes impact of James Boags distribution agreement


CARLTON DRAUGHT
CARLTON
NATURAL BLONDE
LOW CARB
CARLTON DRY
CARLTON DRY
PURE BLONDE
PURE BLONDE NAKED
3.5%
VB
CASCADE GREEN
Matilda Bay
FAT YAK
PALE ALE

INVESTING FOR GROWTH
AUSTRALIA WINE

Building sales capability and getting the portfolio right

Volume	Net Sales	Net Sales/Case
-5.3%	+2.8%	8.6%



Leila
NEW
GABBIANO
PINOT GRIGIO

WINE REVIEW & STRATEGY INITIATIVES

	Capability	Efficiency	Growth
Complete	▪Operational leadership ▪Incentive structures	▪Operational structure	▪Australian route to market ▪Nordics route to market
On track	▪High performance culture ▪Succession planning ▪Talent development	▪$100m cost savings ▪Information technology ▪Pricing and promotional effectiveness ▪Wine production ▪Vineyards	▪US distributor strategy ▪Channel strategy ▪Sales excellence ▪Innovation pipeline ▪Portfolio shaping

FOSTER'S GROUP

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"FGL 2009 AGM – Results of Resolutions"

Released: 21 October 2009

Pages: 4

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
kerry.macnab@fostersgroup.com or
Ph: +61 3 9633 2072

FOSTER'S
GROUP

21 October 2009

ANNUAL GENERAL MEETING – 21 OCTOBER 2009

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 21 October 2009:

Resolution 1 Re-election of Mr M.G. Ould as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,118,901,514
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,093,363,142
- the proxy is to vote against the resolution	9,927,420
- the proxy may vote at the proxy's discretion	15,610,952
- the proxy is to abstain on the resolution	1,634,350
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,109,503,014
- against the resolution	9,928,457
- abstaining on the resolution	1,634,350

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Resolution 2
Renewed approval to operate existing Foster's Employee Share Grant Plan

The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,112,407,370
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,094,655,239
- the proxy is to vote against the resolution	8,194,597
- the proxy may vote at the proxy's discretion	9,557,534
- the proxy is to abstain on the resolution	2,550,500
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,104,511,765
- against the resolution	8,210,703
- abstaining on the resolution	2,550,500

Resolution 3
Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan – 2008 Offer

The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,111,454,133
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,073,725,329
- the proxy is to vote against the resolution	28,210,717
- the proxy may vote at the proxy's discretion	9,518,087
- the proxy is to abstain on the resolution	3,661,018
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,083,496,810
- against the resolution	28,267,421
- abstaining on the resolution	3,666,018

Resolution 4 **Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan – 2009 Offer**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,111,498,325
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,073,970,645
- the proxy is to vote against the resolution	28,005,166
- the proxy may vote at the proxy's discretion	9,522,514
- the proxy is to abstain on the resolution	3,616,294
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,083,742,978
- against the resolution	28,061,518
- abstaining on the resolution	3,621,294

Resolution 5 **Adoption of the Remuneration Report for the year ended 30 June 2009**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,115,854,345
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,079,071,688
- the proxy is to vote against the resolution	21,356,601
- the proxy may vote at the proxy's discretion	15,426,056
- the proxy is to abstain on the resolution	4,636,535
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,094,964,830
- against the resolution	21,400,651
- abstaining on the resolution	4,655,356

Yours faithfully

Robert Dudfield
Assistant Company Secretary